[FENWICK & WEST LLP LETTERHEAD]
August 31, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark P. Shuman
David L. Orlic
Jennifer Thompson
Kathleen A. Collins
Division of Corporation Finance

Re:	SuccessFactors, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-144758
     Ladies and Gentlemen:
     On behalf of SuccessFactors, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-144758) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 20, 2007 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated August 17, 2007. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment in paper format, which is marked to show changes from the Registration Statement as initially filed. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.
General
1.
We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The

Securities and Exchange Commission
August 31, 2007

effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.
The Company notes the Staff’s comment and will provide an estimated price range when one is determined.
2.
Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Section VIII of the March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

The Company will provide copies of proposed graphics when they are available, and the Company understands that the Staff will need a reasonable period of time to review them and that the Staff may have additional comments.
3.	You have omitted some of the exhibits. We will review those exhibits as they are submitted, but you should provide us with a reasonable amount of time for review.
The Company has amended Exhibit 3.01 and has filed Exhibit 99.1 with the Amendment, and intends to provide the other exhibits as they are finalized. The Company understands that the Staff will need a reasonable amount of time to review them.
Prospectus Summary, page 1
4.	In the first paragraph, please briefly explain for the reader the nature of on-demand delivery of software applications.
The Company has revised the disclosure in response to the Staff’s comment.
The Offering, page 4
5.
We note the adjustment of your historical shares of common stock outstanding, here and throughout your filing, to reflect the conversion of your convertible preferred stock into common stock upon the closing of this offering. We further note that in several instances you refer to this conversion of your convertible preferred stock as “automatically” occurring upon the closing of this initial public offering. Given the disclosure on page F-19 that your convertible preferred stock will not automatically convert into common stock upon the closing of this offering unless the offering price is at least $8.41 per share, we assume that you expect your offering price to meet this threshold. Please confirm our assumption, if correct, and confirm to us that if it appears that your offering price will not meet this threshold, you will revise your disclosures to clarify the circumstances under which your convertible preferred stock will convert into common stock.

Securities and Exchange Commission
August 31, 2007

The Company advises the Staff that it anticipates that the initial public offering price will exceed $8.41 per share; however, no determination of a proposed initial public offering price range has been made.
Risk Factors, page 7
Our independent registered public accounting firm identified numerous material audit adjustments . . . , page 8
6.
Please relocate this risk factor, which deals with a concrete and specific risk, immediately following the first risk factor. The risk factor relating to fluctuations in quarterly results presents a risk that could apply to any issuer or any offering, and, if retained, should be moved towards the rear of this section. See Item 503(c) of Regulation S-K.

The Company has relocated the referenced risk factor immediately following the first risk factor. The Company has also relocated the risk factor relating to fluctuations in quarterly results to later in the Risk Factors section.
Use of Proceeds, page 23
7.
As you intend to use a portion of the proceeds of the offering to repay outstanding indebtedness, please disclose in this section the maturity of the loan. Furthermore, as the loan appears to have been incurred within the last year, please also disclose the use of the loan proceeds, if other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

The Company has revised the disclosure in response to the Staff’s comment to disclose the maturity date of the loans. The Company advises the Staff that the proceeds of the loan were for working capital purposes. Accordingly, pursuant to Instruction 4 of Item 504, no disclosure regarding the use of proceeds was included.
8.
Tell us whether you have a business plan relating to the conduct of your business following any receipt of proceeds of a public offering. If such a plan has been presented to your board of directors or to the underwriters in this offering, provide a copy to us with your response, and revise this section to accord with that plan. If you have not developed a plan concerning the application of the proceeds, disclose when you intend to do so.

The Company advises the Staff that it does not have a business plan relating to the conduct of its business that reflects receipt of the proceeds of the initial public offering. The Company is pursuing the initial public offering primarily to increase awareness of the Company and improve its competitive position. The Company’s current business plan for the remainder of 2007 and 2008 does not contemplate cash from an initial public offering, rather

Securities and Exchange Commission
August 31, 2007

the Company believes its current cash resources and debt facility will be sufficient for it to conduct its planned operations for these periods. In addition, it is possible that the Company could use less cash in its operations for the remainder of 2007 than currently anticipated, making it less likely that it would need to rely on proceeds of an offering for its business operations. The Company intends to reevaluate its business plan after the end of 2007, as part of its annual business planning and budgeting process. As a result, it may adjust its plans based on its recent financial results, industry conditions and other relevant factors at that time.
Management’s Discussion and Analysis, page 30
Critical Accounting Policies, page 33
9.
We note that some of your critical accounting policies simply repeat the information contained in Note 1 to your financial statements. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section 5 of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please revise as appropriate.

The Company has revised the disclosure in response to the Staff’s comment.
10.
We note your discussion of stock valuation on pages 34 through 36. Please consider revising your disclosure to also include the fair value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

The Company has revised the disclosure in response to the Staff’s comment to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of June 30, 2007. As no estimated IPO price range has been determined, these amounts will be completed in a later amendment.
11.
We note your discussion of the various contemporaneous and retrospective valuations of your common stock that were performed by FSCG and your tabular presentation of fair value for your stock option grants. With regards to such information, we have the following comments:

Securities and Exchange Commission
August 31, 2007

•
We note your tabular disclosure of fair value for each grant date on page 36. Please clarify whether the fair value you are disclosing here is the fair value of your stock options as calculated under Black-Scholes or the fair value of the underlying common stock on those grant dates. If you are not disclosing the fair value of the underlying common stock, please revise to disclose that information for each grant date.

     The Company has revised the disclosure in response to the Staff’s comment to state that the information in question relates to the fair value of the underlying common stock and not the fair value of the stock options.
•
We note that the dates of FSCG’s valuations are not the same as the dates of your stock option grants as disclosed on page 36. Please disclose the fair values as calculated by FSCG for each of their valuation report dates.

     The Company has revised the disclosure in response to the Staff’s comment to provide the fair values as calculated by FSCG for each valuation report date along with a timeline of significant events that occurred during the interim periods.
•
We note that FSCG used a market-comparable approach and the income approach to estimate the aggregate enterprise value at each valuation date. We further note that the different scenarios were weighted based on the specific circumstances and expectations at the time of the valuation. Please describe in further detail how you weighted each approach at each valuation date. Tell us the “specific circumstances and expectations” you considered in these weightings and explain how you determined such weightings were appropriate.

     The Company has revised the disclosure in response to the Staff’s comment to include a discussion relating to the use of the probability weighted expected return method (PWERM) to weigh both the income and market-comparable approaches.
•	Please include a discussion of the factors considered in selecting the comparable companies used in your valuations.
     The Company has revised the disclosure in response to the Staff’s comment to include a discussion of the factors considered in selecting the comparable companies, including industry, stage of development, size and financial leverage.
•
For each valuation report date, please tell us what level of assurance FSCG gave in their fair value assessment. In addition, disclose the assumptions used in determining the fair value of the underlying shares of common stock (illiquidity discounts, minority discounts, etc.) and describe the basis for such adjustments and the reasons for the changes in such assumptions at the various valuation dates.

Securities and Exchange Commission
August 31, 2007

     The Company is not aware of any levels of assurance explicitly stated in any of the FSCG reports; however, FSCG has assured the Company that the methodology used was in accordance with AICPA practice guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
     The Company has revised the disclosure in response to the Staff’s comment to include the assumptions used in determining the fair value of the underlying common stock relating to the marketability discount used in its calculation and its decline over time as well as the increase in the probability of an IPO and its increase over time.
•
To the extent that the fair value that management applied to your stock option grants differs from the valuations as calculated by FSCG, please describe the basis for these adjustments to FSCG’s valuations and how you determined the appropriate fair value.

     The Company respectfully advises the Staff that it did not make any adjustments to any of the valuations performed by FSCG. As of January 16, 2007, the Board of Directors initially determined the fair value per share of common stock to be $1.60. Later in 2007, as the Company began to prepare for an initial public offering, it engaged FSCG to perform a retrospective valuation of its common stock as of December 31, 2006. This retrospective valuation was $3.60 per share of common stock, significantly higher than the most recent contemporaneous valuation performed by FSCG of $1.60 per share as of October 16, 2006 that was considered by the Company’s Board of Directors in determining the fair value of its common stock as of December 7, 2006 and January 16, 2007. The increase in the reassessed fair value reflected the Company’s performance in the fourth quarter of 2006, updated projections of future performance, as well as the increased probability of a successful liquidity event.
•
Please revise to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

     The Company has revised the disclosure in response to the Staff’s comment to provide the fair values as calculated by FSCG for each valuation report date along with a timeline of significant events that occurred during the interim periods. In addition, disclosure has been added regarding the changes in the assumptions used and the valuation methodologies employed to determine the fair value of the Company’s underlying common stock through the date of the filing of the first amendment to the Registration Statement.

Securities and Exchange Commission
August 31, 2007

•
We note your reference on page 72 to hiring an independent valuation firm to assist you in determining the fair value of your common stock. Please name FSCG in this disclosure, similar to your disclosures on pages 35 and F-22.

The Company has revised the disclosure in response to the Staff’s comment to name FSCG as the unrelated third-party valuation firm that assisted the Company with the determination of the fair value of the underlying common stock.
12.
Please continue to update your table on page 36 for any recent option grants or other equity issuances to employees that resulted in stock compensation. In this regard, we note your disclosure of a July 19, 2007 option grant on page F-29.

     The Company has revised the disclosure in response to the Staff’s comment to add all of the recent stock option grants through the date of the filing of the Amendment.
Results of Operations, page 37
13.
We note that your customers may sign contracts with terms of more than one year and that these contracts are generally noncancellable. Either in MD&A or in the description of your business, please provide backlog disclosures consistent with Item 101(c)(viii) of Regulation S-K for these firm commitment contracts, including the amount that you expect to be filled within the current fiscal year. Based on your disclosures, we assume that your backlog amount will include both your non-current deferred revenues and any additional contract amounts that were not yet invoiced at your balance sheet date. To the extent that revenues recognized from your backlog contracts have historically had or are expected to have a significant impact on the variability of your results, you should discuss and analyze changes in your backlog as part of your MD&A analysis of revenues.

     The Company’s customers typically enter into agreements for terms that range from one to three years. The Company invoices customers for one year service periods, and as described in the Registration Statement, those amounts are reflected as deferred revenue, but for those customers with agreement terms longer than one year, any excess contract value is not reflected in the Company’s financial statements until the customer is invoiced for the next year of service.
Item 101(c) of Regulation S-K requires disclosure of the dollar amount of backlog orders believed to be firm if material to an understanding of the registrant’s business taken as a whole. For the reasons described below, the Company believes that disclosure of this un-invoiced contract value would not be material to investors’ understanding of the Company’s business and in fact, could be misleading to investors.

Securities and Exchange Commission
August 31, 2007

The Company’s current deferred revenue balance reflects the amounts that the Company expects to recognize as revenue in the next 12 months. At the earliest, revenue from the un-invoiced amounts in contracts would begin to be recognized one year later, outside of the current fiscal period contemplated by Item 101(c)(viii). Additionally, if the Company provided this disclosure, there would be disclosure of a total dollar amount, but the timing of when this amount would actually be recognized as revenue could be over a number of years, and investors would not know the timing of when an amount would be invoiced / recognized or whether it represented primarily amounts that would not be invoiced / recognized for another two years or a shorter period.
Changes in the amount of a backlog order number would also be potentially misleading. For example, if the Company had an extremely large multi-year order from one customer in a period, this amount could increase the total backlog orders amount significantly as of that date, while the Company’s overall growth rate in customers and in revenue for the current year could in fact be declining. Additionally, if the Company’s customers began to move toward one year agreements instead of multi-year terms, the backlog orders amount could decline significantly and investors could construe this change in the amount as a sign that the Company’s business was deteriorating. However, if the Company was continuing to experience high renewal rates, its results of operations could in fact be improving, despite the backlog “indication.”
In addition, the Company notes that many other companies that deliver software for specified terms do not disclose similar data. Accordingly, the Company does not believe that disclosure of this data would be helpful to investors in their understanding of the Company’s overall business.
14.
We note that you had approximately three times the number of customers at March 31, 2007 as compared to March 31, 2006, but only two times the revenue. We also note that you had approximately three times the number of customers at December 31, 2006 as compared to December 31, 2005, but less than two times the revenue. It appears that your revenue per customer is decreasing over time, despite the fact that your total revenues and total number of customers are increasing. Please revise your analysis of results to explain the underlying factors that contributed to this trend, as we believe this provides important context about your results and operations to your investors.

The Company respectfully advises the Staff that historically, the Company’s customer base consisted of larger enterprise customers that purchased more users and modules and generally had larger-size transactions. As noted in the fifth paragraph of the “Overview” section, as part of its efforts to reach a broader customer base, the Company began to target smaller and mid-sized businesses, which has contributed to the significant growth in the absolute number of customers. While these smaller customers tend to have smaller purchases of the Company’s services because of their smaller size, the Company has not been experiencing a decrease in demand for its services from its traditional larger enterprise customers. The Company also advises the

Securities and Exchange Commission
August 31, 2007

Staff that because the Company recognizes revenue over the term of a customer agreement, when there is a large increase in the number of customers during a period and a disproportionate number of those customers enter into subscription agreements at the end of the quarter, those increases will not typically be reflected in the Company’s revenue for that period, but will be reflected later, and then only ratably. Accordingly, significant changes in the number of customers may not be reflected in the Company’s results of operations until future periods.
15.
We read on page nine that in order to improve your operating results, it is important that your customers renew their agreements with you. We also note your mention of renewals in your analysis of revenues and cost of revenues. If renewals have a significant impact on the variability of your results, please consider quantifying and further discussing them in your analysis of results to provide additional context to your investors.

The Company has revised the disclosure in response to the Staff’s comment to include a discussion regarding the Company’s renewal rates. Specifically, the Company has stated in both the Risk Factors and the MD&A that its renewal rates have been high historically and that a substantial majority of the Company’s customers have renewed their agreements when the agreement term has expired.
16.
If you determine that renewals do not have a significant impact on the variability of your results, please tell us in your response letter the renewal rates from one period to the next and provide your analysis of whether a trend has been established. Please also explain any fluctuations that appear to be significant.

The Company believes that historically, renewal rates have not contributed to the variability of its results. However, the Company believes that it is important to note that as the renewal rates have been high historically, they could contribute to the variability of the Company’s results in the future to the extent they differ from historical experience. Accordingly, comments around the renewal rates have been added to the Registration Statement as noted in the response to Comment 15 provided by the Staff.
Liquidity and Capital Resources. page 44
17.
Given the significance of your accounts receivable, please disclose the amount of your accounts receivable balance at December 31, 2006 and at your interim balance sheet date that has been subsequently collected as of the latest practicable date.

The Company advises the Staff that it had $22.8 million of accounts receivable as of December 31, 2006 and approximately $300,000 of this amount remained outstanding as of August 28, 2007, or slightly more than 1%. The Company had $23.7 million of accounts receivable as of June 30, 2007 and approximately $6.1 million of this amount remained

Securities and Exchange Commission
August 31, 2007

outstanding as of August 28, 2007. Because these amounts have largely been collected, the Company does not believe that disclosure of these amounts would be material to investors.
18.
Please revise your analysis of cash flows to provide your investors with insight into why your cash flows change from period to period, rather than simply repeating the numbers seen on the face of your cash flow statement. Refer to Section 4B of our Release 33-8350.

The Company has revised the disclosure in response to the Staff’s comment to provide greater insight into the period to period changes to the cash flows.
Contractual Obligations, page 46
19.
Please revise your table of contractual obligations or the narrative immediately below this table to address the contractual interest on your long-term debt. Since your interest rate is variable, you should also disclose the assumptions used to estimate your future interest payments, such as use of the interest rate in effect at December 31, 2006. Refer to footnote 46 to our Release 33-8350.

The Company has revised the disclosure in response to the Staff’s comment to address the contractual interest on the long-term debt and the assumptions used to estimate the variable rate for future interest payments in the narrative immediately following the contractual obligations table.
Controls and Procedures, page 48
20.
We note that in connection with the audit of the Company’s financial statements for the three years ended December 31, 2005, your independent auditors identified material weaknesses relating to revenue recognition, stock-based compensation, deferred commissions and accrued liabilities, which resulted in over 100 audit adjustments. Please describe in greater detail the material weaknesses noted in each of these areas and the specific steps that were taken to remedy these weaknesses. Include in your response those steps that were not fully implemented during fiscal 2006, which resulted in material weaknesses and significant deficiencies being cited in the audit of your December 31, 2006 financial statements. In addition, please describe more fully the steps that you are currently taking to remediate these material weaknesses and significant deficiencies. Revise to disclose how long you estimate it will take to remediate these material weaknesses and disclose any material costs associated with your remediation plan that you have incurred (or that you expect to incur).

The Company has revised the disclosure in response to the Staff’s comment to further describe the material weaknesses and significant deficiencies noted by its auditors during the audits of both 2005 and 2006 as well as the Company’s actions to remediate these issues and the time and cost expected to be incurred to perform these activities.

Securities and Exchange Commission
August 31, 2007

21.	We further note that the company was challenged to report timely and accurate financial statements in compliance with GAAP, and certain non-standard accounting transactions were not identified or properly assessed. Please describe in more detail the accounting transactions that were impacted by these weaknesses and deficiencies.
The Company has revised the disclosure in response to the Staff’s comment to provide further details around the Company’s non-standard accounting transactions that were not identified or properly assessed and the accounting transactions affected by these weaknesses and deficiencies.
Business, page 50
22.	On page 51, you state that “Most organizations have not implemented systematic, information technology-enabled processes to realize strategic HR.” Please explain this statement in greater detail and provide support for the assertion.
The Company respectfully advises the Staff that it believes, based on its experience in the market and selling its products, that many companies rely on paper-based systems, and not an information technology-based system. In addition, according to a report by Bersin & Associates titled “The Convergence of Learning and Performance Management – Has Talent Management Arrived?” (the “Bersin Report”), among “organizations with an enterprise-wide performance management process, only 35% have any kind of automated system” and “only 11% have a vendor-provided solution.” The Bersin Report also provides that among 553 responses from HR managers worldwide in May 2005, 58% responded that they used paper-based solutions for performance management.
The Company is supplementally providing as Exhibit A with the copy of this letter that is being transmitted via overnight courier the support that the Staff has requested and the support is marked to indicate the portions that substantiate the Company’s claims. The Company requests, pursuant to Rule 418, that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.
Our solution, page 52
23.	At the end of the first paragraph, you state that “Compared to traditional approaches, our solution offers customers rapid benefits and return on investment....” Please explain this statement and provide support for the assertion.
The Company believes that the primary forms of traditional approaches are paper-based processes and to a lesser extent, traditional software installations. The Company believes that customers can start using the system faster than traditional software systems, as employees can access the system through their desktop computer through a standard web browser. With the Company’s system, there is no need for the installation and implementation services that are required when software has to be installed on individual computers throughout the organization, and where interfaces to

Securities and Exchange Commission
August 31, 2007

existing computer networks must be installed. The Company also believes that customers can start benefiting from their investment in a number of ways. As noted previously, customers can begin using the application sooner than a traditional software product, and the Company also believes that customers save substantial amounts of administrative time and effort if they do not have to deliver, collect, analyze and store paper from hundreds or thousands of employees across disparate locations.
Our strategy, page 53
24.	Please quantify your statement on the top of page 54 that your customers have “generally” renewed their agreements.
The Company has revised the disclosure in response to the Staff’s comment. In addition, please see the response to Comments 15 and 16.
Customer Support, page 57
25.	On the bottom of page 57, you describe your high customer retention rate. Please quantify this in your disclosure.
The Company has revised the disclosure in response to the Staff’s comment. In addition, please see the response to Comments 15 and 16.
Facilities, page 63
26.	Please identify in this section your three secure data centers, which appear central to your operations, and make the disclosures required by Item 102 of Regulation S-K.
The Company has revised the disclosure in the “Facilities” section to include the information required by Item 102 of Regulation S-K with respect to its data center located in the United States. The Company advises the Staff that it does not believe that its two European data centers are material to its operations, particularly since well over 90% of the Company’s revenue is from customers located in the United States, which are served through the Company’s U.S.-based data center.
Management, page 64
Compensation Committee Interlocks and Insider Participation, page 69
27.	With respect to the transactions involving Mr. Strohm, please include the approximate dollar value of the amount of Mr. Strohm’s interest in each transaction, or explain why you have not included this information. See Item 404(a)(4) of Regulation S-K.
The Company has revised the disclosure in response to the Staff’s comment.

Securities and Exchange Commission
August 31, 2007

Compensation Discussion and Analysis, page 69
28.	Please disclose the comparable companies to whom you refer at the top of page 70. You make a similar reference to comparably sized companies in the second paragraph on the same page. Please disclose why you have determined that the size of these comparable companies alone is indicative of competitive salaries, rather than such measures as revenues, profits or share prices. In the following paragraph, you appear to be stating that you chose comparable companies based on whether your company competes for executives with those companies. Please disclose how this standard differs from the former standards, and how and why you distinguish and apply these differing standards.
          The Company has revised the disclosure in response to the Staff’s comment. The Company has also revised the disclosure to clarify the companies it considered in reviewing its compensation to avoid a suggestion that size of the company was the only metric considered.
29.	Please expand on the statement appearing in the first full paragraph on page 70 that your compensation committee does not review total compensation. Similarly, please revise your disclosure to explain your statement that “we do not believe that significant compensation derived from one component of compensation — should negate or reduce compensation from other components.” You should disclose why it is that you do not look at each compensation package in its totality, focus on the material principles underlying your executive compensation policies, and explain your overall approach to rewarding your executives. See Item 402(b)(1)(vi) of Regulation S-K.
          The Company has revised the disclosure to make clear that it in fact reviews total compensation. The Company has also revised the disclosure to clarify its overall approach to compensating executives.
30.	Please disclose the nature and content of the third-party compensation surveys you reference in the first paragraph on page 70. Please also disclose why you believe those surveys are useful and provide relevant indications for the awards and other compensation elements you are determining to grant. Please also disclose the “other considerations” which you use and have used in your deliberations.
          The Company has revised the disclosure in response to the Staff’s comment with respect to the compensation surveys reviewed. The Company has deleted the reference to “other considerations,” as it believes that the items listed constitute the most material items considered.
Base Compensation, page 71
31.	You state that you consider data from a number of executive compensation surveys of high-technology companies located in the Silicon Valley area. Please name a

Securities and Exchange Commission
August 31, 2007

representative sampling of the companies that appear in these surveys and explain how you have determined that they are comparable to your company and how these companies differ from those you describe as comparable companies and competitors on the prior page.
          The Company has revised the disclosure in response to the Staff’s comment to clarify that the Company reviewed the general category of software companies with revenues of $200 million or less. The Company advises the Staff that the Radford data it reviewed did not present information on a company-by-company basis, but rather as an average within the overall category. The Company did include additional disclosure relating to the compensation paid by other public companies that it also reviewed.
Cash Bonuses, page 71
32.	In the first paragraph of this section, you state that “We use our solution in assisting us in determining cash bonuses.” Please disclose the manner in which you use your software products in determining cash bonuses, and how the compensation committee determined that these are appropriate tools for allocating cash bonuses to your executives.

The Company has revised the disclosure in response to the Staff’s comment.

33.	In the last sentence of the first paragraph, you state that you set the target bonus for Mr. Dalgaard and Mr. Yarnold significantly higher “to reflect a higher level of compensation that is directly tied to company performance.” Farther down the page, you state that the compensation committee determined to award Mr. Dalgaard with a bonus that was 200% of his base salary. Please disclose how the compensation committee made this determination, taking into consideration your increasing losses and operating cash flow deficits over the last three fiscal years. Please revise the statements in this paragraph referring to your “strong performance” and similar characterizations and confine them to growth in revenues or other financial measures to which they specifically apply. Please also revise the disclosure in this paragraph to explain the term “overall company execution and performance.”

The Company has revised the disclosure in response to the Staff’s comment.

34.	Please expand the discussion of Mr. Yarnold’s bonus in this section to include a reasonable amount of detail.

The Company has revised the disclosure in response to the Staff’s comment.

35.	Please disclose why the target bonuses for 2007 are lower than those for 2006, including a substantive discussion of the deliberations of your compensation committee in setting 2007 bonuses at this level. See Item 402(b)(2)(ix) of Regulation S-K. Please

Securities and Exchange Commission
August 31, 2007

tell us in your response letter why you have not calculated Mr. Dalgaard’s bonus amount in the chart to include the amount payable to him for “exceptional performance.”
          The Company has revised the disclosure in response to the Staff’s comment. The Company respectfully advises the Staff that target bonuses are still based upon the same percentage of an employee’s base salary and, as noted underneath the bonus table, if the Company again exceeds its financial performance targets, the actual bonus that might ultimately be paid could be higher than the bonus paid in 2006.
36.	Please disclose in qualitative terms the “corporate performance criteria” and “individual performance criteria” used in your determination of the 2006 bonuses. See Item 402(b)(2)(v) of Regulation S-K.

The Company has revised the disclosure in response to the Staff’s comment.
Stock options and equity awards, page 72
37.	Please disclose the measures of company and individual performance used by your compensation committee in determining to grant or not grant equity-based awards. See Items 402(b)(2)(v) and (vii) of Regulation S-K. Throughout the entire Compensation Discussion and Analysis, you should discuss the specific items of company performance and individual objectives used to determine base salary and incentive amounts and how your compensation decisions are specifically structured around such performance goals and individual objectives. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
          The Company advises the Staff that it does not have specific measures of company and individual performance that it uses in the determination of the granting or non-granting of equity-based awards. Determinations as to whether to grant equity awards to executive officers are based largely on the number of unvested shares subject to outstanding equity awards in order to ensure that there is a retention element to the executive’s current compensation package, as well as the subjective determination as to how the Company is performing overall. With respect to individual performance, the recommendation of the Company’s Chief Executive Officer is also considered. This determination is largely based on his subjective determination as to whether the executive officer is performing at the level the Company’s Chief Executive Officer believes is necessary to improve the Company’s overall performance. The Company has revised the disclosure in this section to clarify the reference to individual performance.
Employment and Change of Control Arrangements, page 76

Securities and Exchange Commission
August 31, 2007

38.	Please quantify the change of control payments. See Instruction 1 to Item 402(j) of Regulation S-K.
          In response to the Staff’s comment, the Company has quantified the change of control payments.
Certain Relationships and Related Party Transactions, page 83
39.	Please include the titles of Mr. Strohm and Mr. Whorton in the table on page 83. See Item 404(a)(1) of Regulation S-K. Please also include the approximate dollar value of each transaction and the approximate dollar value of each related person’s interest in the transaction. See Item 404(a)(3) and (4) of Regulation S-K. As applicable, we would not object to a cross-reference to the section entitled “Compensation Committee Interlocks and Insider Participation.” Finally, please indicate the nature of the relationship with Canaan Partners, Emergence Capital Partners, and Granite Global Ventures.
         The Company has revised the disclosure in response to the Staff’s comment.
Investor Rights Agreement, page 84
40.	Please identify the entities and related persons to whom this disclosure applies.

The Company has revised the disclosure in response to the Staff’s comment.
Principal and Selling Stockholders, page 85
41.	Please identify the selling stockholders and provide the information required by Item 507 of Regulation S-K.
         The Company acknowledges the Staff’s comments. The Company has not yet determined the selling stockholders, and upon determination, the Company will provide the information required by Item 507 of Regulation S-K.
Description of Capital Stock, page 88
42.	Please describe any provisions specifying the vote required by security holders to take action. See Item 202(a)(1)(v) of Regulation S-K.

The Company has revised the disclosure in response to the Staff’s comment.

Securities and Exchange Commission
August 31, 2007

Underwriters, page 94
43.	We refer to the last sentence of the third paragraph. Please describe the circumstances under which the representatives may vary the offering price and other selling terms and the resulting filing and other obligations under federal securities laws.
          In response to the Staff’s comment, the Company respectfully submits that the Underwriting Agreement, which will be filed as Exhibit 1.1 to the amended Registration Statement, provides that the underwriters propose to offer the shares to the public upon the terms and conditions set forth in the Prospectus. The Prospectus contemplates that the underwriters will offer the shares to the public at the public offering price set forth on the cover of the Prospectus and upon the terms and conditions set forth therein. However, if the underwriters are unable to sell all of the shares offered for sale to the public on such terms and conditions, the Underwriting section of the Prospectus provides that the underwriters may change the offering price and other selling terms to the extent necessary to complete the public offering of the shares. For example, if the trading price of the Company’s common stock were to fall below the public offering price set forth on the cover of the Prospectus due to market conditions, the underwriters could sell the shares to the public at a price lower than the public offering price on the cover of the Prospectus. In such a circumstance, the Company would still be paid for the shares by the underwriters based on the price set forth on the cover of the Prospectus (less the underwriting discount). In a firm commitment underwriting agreement, the net proceeds to the Company are not affected by the price(s) at which the shares are actually sold to investors. In addition, the underwriters are aware of the applicable regulatory and legal obligations, including those arising under Regulation M.
Where You Can Find More Information, page 99
44.	Please state that you do not currently file reports with the Securities and Exchange Commission, as well as the other information required to be stated pursuant to Item 101(e) of Regulation S-K.

The Company has revised the disclosure in response to the Staff’s comment.
Financial Statements for the Year Ended December 31, 2006
General
45.	Please update your financial statements and related disclosures to comply with Article 3-12 of Regulation S-X.
          The Company has updated the Registration Statement in response to the Staff’s comment to include financial information for the Company as of and for the six month period ended June 30, 2007 in the Company’s consolidated financial statements, the MD&A and other required sections of the Registration Statement.

Securities and Exchange Commission
August 31, 2007

Note 1. Organization and Significant Accounting Policies, page F-7
Segments, page F-8
46.	We note that you have a single reporting segment and operating unit structure. It appears from your listing of management on page 64 that you may have separate executives responsible for different products and services, or different sizes of customers, or different geographic regions. Please explain to us in more detail how you determined your chief operating decision maker and how you determined that you have a single operating segment. Refer to paragraphs 10 through 15 of SFAS 131.
          The Company supplementally advises the Staff that, as disclosed on page F-8 of the Company’s consolidated financial statements, the Company’s chief operating decision maker is the Chief Executive Officer (CEO) who only reviews financial information presented on a consolidated basis. Accordingly, the Company has determined that it has a single reporting segment and operating unit structure.
          In response to the Staff’s comment, the Company’s CEO was determined to be the chief operating decision maker in accordance with paragraph 12 of SFAS 131 in that he does make the decisions regarding the allocation of resources and the assessment of performance for all areas of the Company. As a result, no other executives are held accountable by the chief operating decision maker for operations, operating results or planning levels or components below the consolidated level.
Revenue Recognition, page F-8
47.	We note that your customers do not have-the contractual right to take possession of your software “in substantially all of the transactions.” Please explain to us in reasonable detail, and revise your footnote to address, the circumstances in which your customers have the contractual right to take possession of your software and how you account for such transactions. We refer you to EITF 00-3.
          In its history, the Company has entered into contractual agreements with two customers whereby the customer obtained a right to take possession of the Company’s software and simultaneously entered into a hosting agreement with the Company to host the same software application. In one other instance, the Company sold its software to a customer as a perpetual license without entering into a related hosting agreement. This customer ran the SuccessFactors application software on its own servers.
          For the contractual agreements whereby the customer obtained a right to take possession of the Company’s software and simultaneously entered into a hosting contract, the Company evaluated the guidance in EITF 00-3, specifically paragraph 5, noting that, although these

Securities and Exchange Commission
August 31, 2007

customers had the contractual right to take possession of the software, the noncancellable hosting agreements that were executed simultaneously with the perpetual licenses represented a significant penalty if the customers had chosen to take possession and cancel the hosting arrangement. Accordingly, the Company concluded that these contractual agreements should be accounted for as service agreements outside of the scope of SOP 97-2.
          For the contractual agreement whereby the Company’s software was sold on a perpetual basis without a related hosting agreement, the Company evaluated the guidance within SOP 97-2 to determine the appropriate accounting. This specific agreement included the sale of a perpetual license as well as post contract support (PCS). Because the Company had not established Vendor Specific Objective Evidence of fair value for either of the elements, it concluded, in accordance with paragraph 12 of SOP 97-2, that all revenues related to this contractual agreement should be recognized ratably over the contractual PCS term as PCS was the only undelivered element. The total arrangement fee for this contract is approximately $2.4 million and total revenue recognized to date for this arrangement is $0.7 million.
          The Company supplementally advises the Staff that it does not anticipate any additional contractual agreements that will include the right to take possession of the Company’s software.
          Disclosure regarding the one contract that has been accounted for under SOP 97-2 was not considered warranted as the Company has no intention of selling this type of arrangement in the future.
48.	We note that your arrangements are “generally” noncancellable. We also note your disclosure on page 31 that your subscription agreements are noncancellable, though customers typically have the right to terminate their agreements for cause if you fail to perform. Please explain to us in reasonable detail, and revise your footnote to address, the circumstances under which your customers may cancel or terminate their agreements, any refund obligations you may have in such circumstances, and how you account for such transactions.
          A significant majority of the Company’s contractual arrangements are noncancellable although the Company’s standard terms and conditions typically include the right to terminate arrangements for cause in the following circumstances:
i.	Upon 30 days written notice to the other party of a material breach by the other party if such breach remains uncured at the end of such period;

ii.	Immediately upon written notice if the other party becomes the subject of bankruptcy, insolvency, receivership, liquidation, assignment for the benefit of creditors or similar proceedings; or

iii.	If either party undergoes a change of control in favor of a direct competitor of the other party.

Securities and Exchange Commission
August 31, 2007

          The Company’s standard contractual terms and conditions also state that, upon termination, the Company will only refund any prepaid fees for the remainder of the subscription term after the date of termination (i.e. refunds are only provided for unused services and not for fees related to previously delivered service).
          Additionally, as described on page F-13 of the Registration Statement, the majority of the Company’s contractual agreements include “Service Level Warranties” where the Company warrants as to defined levels of availability of its subscription services excluding scheduled downtime and emergency maintenance. Various contractual remedies exist if the Company fails to meet the stated system availability percentages, including, in some cases, the right to receive credits equal to certain percentages of the customer’s subscription fees and the right to terminate the contractual agreement. If the customer elects to terminate its contractual agreement, the Service Level Warranties state that the Company will only refund any prepaid fees for the remainder of the subscription term after the date of termination. To date, the Company has not experienced any significant failures to meet defined levels of system availability. Since inception, the Company has issued credits to one customer totaling less than $20,000, and no customers have elected to terminate their agreements.
          The Company does have a very limited number of contractual agreements with customers that include the right to terminate the contractual agreement for convenience. This termination for convenience right can be exercised after a certain number of days from written notice or after a specified period of time. If a customer elects to terminate its contractual agreement for convenience, the Company is obligated only to refund any prepaid fees for the remainder of the subscription term after the date of termination. Upon termination, the Company reduces any remaining deferred revenues and accounts receivables.
49.	We note that the other services that you provide are “generally” sold in conjunction with your subscriptions. Please explain to us in reasonable detail, and revise your footnote to address, the circumstances under which your services are not sold in conjunction with your subscriptions and how you account for such transactions. In this regard, we particularly note the discussion of your Business Transformation Services on pages 56 and 57. Please provide us with more information about the types of services you provide as Business Transformation Services and tell us specifically how you determined that these services do not qualify as a separate unit of accounting pursuant to EITF 00-21 and how you determined that there was no objective and reliable evidence of fair value for these services.
          Substantially all of the Company’s subscription agreements are sold in conjunction with implementation and configuration assistance services. There are certain circumstances where customers will purchase incremental or “follow on” services after entering into an initial subscription service, including the above-mentioned Business Transformation Services. A customer will purchase the Company’s Business Transformation Services mainly to leverage the Company’s knowledge of best practice and experience related to performance and talent management. For example, a customer may purchase these services seeking a better way to

Securities and Exchange Commission
August 31, 2007

evaluate its employees similar to others in its same industry. These services are relatively new. In its history, the Company has sold Business Transformation Services to only one customer totaling less than $20,000.
Although the above described services are not always purchased with the initial subscription service, the Company has examined the guidance in paragraph 9a of EITF 00-21 and has determined that these services do not have standalone value to the customer because 1) these services have no value to the customer absent the subscription service and 2) although similar types of services are sold by other vendors, the Company does not believe these services are a replacement for its services. Additionally, the Company has reviewed AICPA Technical Practice Aid 5100.39, Software Revenue Recognition for Multiple-Element Arrangements (TPA 5100.39), which provides relevant analogous guidance to assess if multiple agreements or contracts between vendors and customers should be considered separate arrangements versus one multiple-element arrangement.
The Company’s practice to date has been to obtain new customers by offering discounts on its services, including Business Transformation Services, that vary significantly on a customer by customer basis. Accordingly, a substantial majority of these services are not sold at consistent prices and the Company has concluded that it has not established objective and reliable evidence of fair value for these services.
When the Company determines whether follow-on services should be considered part of the initial subscription agreement, the Company accounts for the follow-on services by adding the related service fees to the fees from the initial agreement and recognize such additional fees ratably over the remaining contractual subscription period.
Deferred Revenue, page F-9
50.	We note that for subscription arrangements with terms of over one year, you generally invoice your customers in annual installments. In light of this statement, please explain to us, and revise your footnote or your MD&A to clarify, why your non-current deferred revenue appears relatively large.
          The Company has revised the disclosure in response to the Staff’s comment to explain that non-current deferred revenue primarily results from up-front services sold in conjunction with an initial subscription arrangement that are being recognized ratably over the noncancellable term of the agreement.
Cash and Cash Equivalents, page F-10
51.	We read that you consider all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. Please refer to paragraph 8 of SFAS 95, which indicates that cash equivalents should be investments with original maturities of three months or less. Tell us how your disclosure and financial

Securities and Exchange Commission
August 31, 2007

statements comply with the SFAS 95 definition of cash equivalents, and revise if necessary.
          The Company has revised the disclosure in response to the Staff’s comment to indicate that the Company’s cash equivalents, or highly liquid investments, do in fact consist of investments with original maturities of three months or less.
Note 4. Debt, page F-18
52.	We read that the interest rate on your debt is prime plus 0.25% per annum. Please quantify this interest rate as of December 31, 2006 and your interim balance sheet date.
          The Company has revised the disclosure in response to the Staff’s comment to quantify the interest rate for the long-term debt as of December 31, 2006 and June 30, 2007.
Note 7. Stock-Based Compensation, page F-21
53.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:
•	The nature and type of stock option or other equity related transaction;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issuance;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

•	The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures; and

•	The amount and timing of expense recognition.

Securities and Exchange Commission
August 31, 2007

•	Indicate for each option grant or equity related transaction what valuation methodology was used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.
Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
          The Company is providing the information requested by the Staff supplementally in Exhibit B that is enclosed with this letter that is being transmitted via overnight courier to the Staff.
54.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.
          The Company began discussions with the underwriters in late April and early May 2007 and held an all hands organizational meeting in late May 2007. To date, a proposed price range for the IPO has not been determined.
55.	We note your disclosures on page F-22 where you indicate that through December 31, 2006 you “generally” used the SEC shortcut method to calculate the expected term for employee grants. Please explain to us in reasonable detail, and revise your footnote to address, the circumstances in which you used other methods to calculate the expected term and describe the other methods. Also tell us why you did not consistently use the same methodology for estimating expected terms.
          The Company has revised the disclosure in response to the Staff’s comment in the Registration Statement to note that the SEC “simplified” or “shortcut method,” as described in Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107), was consistently applied to all stock option grants with “plain vanilla” characteristics during 2006. During the year, the Company had two stock option grant dates that were not considered to be “plain vanilla” because the options were granted with an exercise price less than the reassessed fair value of the underlying common stock. Since the stock options granted on these two dates did not qualify for the shortcut method of estimating the expected term, the Company determined the expected term of the stock options based on a study of publicly-traded industry peer companies and the Company’s historical experience, taking into consideration the fact that these options were issued in-the-money. The Company has also added disclosure to its Critical Accounting Policies and Estimates in the MD&A stating that had the Company used the SEC shortcut method for the grants on these two dates during 2006, stock-based compensation would have increased by an insignificant amount.

Securities and Exchange Commission
August 31, 2007

56.	We note that your option grants during the three months ended March 31, 2007 did not qualify for use of the SEC shortcut method and, therefore, you have calculated the expected term based on a study of publicly-traded industry peer companies and your historical experience. Please explain to us why you believe that use of the shortcut method was appropriate prior to 2007 and tell us what changed to make your new methodology more appropriate. Also, please confirm if by use of the “SEC shortcut method” you are referring to the simplified method as described in SAB 107.
          As noted in the response to the preceding comment provided by the Staff, prior to 2007, the Company utilized the SAB 107 “simplified” or “shortcut method” for all stock option grants with “plain vanilla” characteristics. During the three months ended March 31, 2007, the Company was unable to utilize the SAB 107 shortcut method because all of the stock options granted in this period were not deemed to have been “at-the-money” and therefore, could not be considered “plain vanilla.” Therefore, the Company calculated the expected term based on a study of publicly-traded industry peer companies and its historical experience. The Company used this method for estimating the expected term of all subsequent stock options granted during 2007 because the Company believes it now has a more refined method for determining the expected term.
          In addition, the Company has added disclosure clarifying that the SEC shortcut method discussed in the Registration Statement does, in fact, refer to the simplified method described in SAB 107.
57.	We note that the company obtains your volatility assumptions based on a study of publicly-traded industry peer companies. We further note that the volatility assumptions decreased from 87% and 88% for the years ended, December 31, 2004 and 2005, respectively, to 77% and 52% for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively. Please explain the continual decreases in your volatility assumptions. In this regard, tell us the criteria used in selecting your peer group and tell us if the peer companies used in your assumptions changed at each valuation date. If so, please explain why. We refer you to paragraphs A22 and A43 of SFAS 123R.
     The Company advises the Staff that the decrease in the volatility assumptions primarily relates to the decrease in the weighted average expected term of the Company’s stock options granted during 2006 and the three months ended March 31, 2007. As discussed in greater detail below, volatilities for public companies have generally decreased since the early 2000’s and, because the Company uses the historically realized volatility of its publicly-traded industry peer companies over a period equal to the expected term of the Company’s stock options, a reduction in the expected term would cause a decrease in volatility. As noted in Note 7 of the Company’s consolidated financial statements, stock options granted during 2006 had an expected life of 5.92 years while stock options granted during 2007 had an expected life of 4.29 years.
     During the late 1990’s and the early 2000’s, public companies were experiencing exceptionally high levels of volatility. Since this time, volatilities have generally leveled off and, as each year passed, the industry data points moved farther away from the exceptionally higher level of volatilities noted during the late 1990’s and early 2000’s. Therefore, the calculation of the volatility of the publicly-traded industry peer companies has decreased as expected as these earlier years were removed from the calculation (for example, a 6 year life from December 31, 2006 will not take into account the 1990’s and will, therefore, not include these years in the volatility calculation). Therefore, the calculation of the volatility for the stock option grants in 2007 had a reduced expected life of 4.29 years further reducing the look back period for the volatility calculation, thus further decreasing the volatility assumption used.
     In regards to the peer group used to determine the volatility, the Company determined the peer group based on industry, stage of development, size and financial leverage. To date, the Company has used the same peer group for its calculation.

Securities and Exchange Commission
August 31, 2007

Note 8. Net Loss and Pro Forma Net Loss Per Common Share, page F-26
58.	We note the discussion of the significant terms of your convertible preferred stock in Note 5. Please provide us with your analysis of whether this convertible preferred stock is a participating security under EITF 03-6. If so, please provide us with your analysis of whether the convertible preferred stock has a contractual obligation to share in your losses under EITF 03-6. Please revise your footnote, if necessary, to explain how you considered your convertible preferred stock in calculating basic earnings per share.
          In response to the Staff’s comment, the Company confirms that its convertible preferred stock is a participating security under EITF 03-6 because outstanding shares of the convertible preferred stock would participate with shares of the Company’s common stock on an as-converted-to common stock basis as to any additional declaration or payment of any dividend after payment of the preferred dividends.
          However, the Company’s convertible preferred stockholders do not have a contractual obligation to share in the Company’s losses because neither of the two conditions of paragraph 18 of EITF 03-6 are applicable based on the contractual terms of the convertible preferred stock. Accordingly, based on the consensus in Issue 5 (paragraph 19) of EITF 03-6, the convertible preferred stock should not be included in the computation of basic EPS for any of the Company’s historical periods of net losses because the convertible preferred stock does not have a contractual obligation to share in the losses of the Company.
59.	We note at the bottom of page F-26 that outstanding unvested common stock purchased by employees is subject to repurchase by you and, therefore, is excluded from your calculation of weighted-average shares outstanding for basic loss per share. Based on your disclosures on page F-21, we assume that you have never had outstanding unvested common- stock. If our assumption is correct, please revise Note 8 to clarify this matter, as your reference to excluding unvested stock may be confusing to your readers. If our assumption is incorrect, please explain this to us in reasonable detail, and revise your disclosure in Note 8 to quantify the number of unvested shares that were excluded from your calculation.
          The Company has revised the disclosures in Notes 7 and 8 in response to the Staff’s comment. Prior to March 31, 2007, the Company had never had any outstanding unvested common stock. This has since changed as an early exercise of stock options occurred during the quarter ended June 30, 2007. However, the Company agrees with the Staff that the disclosure regarding the exclusion of the Company’s outstanding unvested common stock was

Securities and Exchange Commission
August 31, 2007

misleading and potentially confusing to readers of the Company’s consolidated financial statements where it was located in Note 8. As a result, the Company removed this language from Note 8 and added disclosure to Note 7 regarding the Company’s accounting for early exercise of stock options, including disclosures stating that these shares are not deemed to be outstanding for accounting purposes until the underlying shares vest.
Part II — Item 15. Recent Sales of Unregistered Securities, page II-2
60.	Please revise this section to briefly present all information explicitly required by Item 701 of Regulation S-K. For example, Item 701 requires you to name the persons or identify the class of persons to whom you sold securities. Your disclosure in the second paragraph of this section does not present this information for the relevant transactions. Furthermore, the item requires you to briefly state the facts relied upon to make the exemption available. In the final paragraph of this section, you present information regarding the investment intent of the purchasers, the restrictive legends placed on the share certificates, and your appraisal of the adequacy of information available to the purchasers. Please briefly supplement this information to include, as applicable and by way of illustration, the number and nature of the purchasers, the types of information or statements furnished to purchasers in each transaction, the manner of the offering, and the aggregate sales price. Please briefly present these types of relevant facts for both the Regulation D and Rule 701 transactions.
          The Company has revised the disclosure in the Registration Statement on page II-2 in response to the Staff’s comment.
Consent of FSCG
61.	Please file a consent of FSCG which includes an express statement by FSCG that it consents to the quotation or summarization of its report in the registration statement. See Rule 436(a) of Regulation C.
          In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes that it refers to FSCG’s reports relating to the valuation of the Company’s common equity and does not quote from it, and that the consent provided by FSCG provides the same or similar language provided by FSCG and other third-party valuation firms in other registration statements in which companies refer to their third-party valuation firm’s reports in a substantially similar manner.
* * * * * * * *

Securities and Exchange Commission
August 31, 2007

     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, William R. Schreiber at (650) 335-7855.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter
     cc:
Lars Dalgaard, Chief Executive Officer and President
Bruce C. Felt, Jr., Chief Financial Officer
Julian K. Ong, Vice President, General Counsel
SuccessFactors, Inc.
Gordon K. Davidson
William R. Schreiber
Fenwick & West LLP
Brooks Stough
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP